Common Shares
Cusip No. L20708-10-0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

The Cronos Group

(Name of Issuer)

Common Shares, $2.00 per share

(Title of Class of Securities)

No. L20708-10-0

(CUSIP Number)

Roy C. Andersen, Esq.
520 Madison Avenue
2nd Floor
New York, New York 10022
(212) 418-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
Marc H. Folladori
Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street
Suite 3400
Houston, Texas 77002
(713) 238-3000

May 16, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box མ

Cusip No. L20708-10-0
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Fortis Bank S.A./N.V. IRS ID No. 98-0507899
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 300,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON CO

Cusip No. L20708-10-0
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) FB Transportation Capital LLC IRS ID No. 13-3015333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

Cusip No. L20708-10-0
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) CRX Acquisition Ltd. IRS ID No. - Applied For
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 (the “Amendment”) amends the Schedule 13D (the “Original Schedule 13D”) filed on March 12, 2007 by Fortis Bank S.A./N.V. (“Fortis Bank”), FB Transportation Capital LLC (“FB Transportation”) and CRX Acquisition Ltd. (“CRX”) (Fortis Bank, FB Transportation and CRX being referred to, collectively, as the “Reporting Persons”).1  This Amendment relates to the common shares, par value $2.00 per share (the “Common Shares”), of The Cronos Group, a Luxembourg limited liability company (société anonyme holding) organized and existing under the laws of the Grand Duchy of Luxembourg (the “Issuer”). The principal executive offices of the Issuer are located at 5, rue Guillaume Kroll, L-1882 Luxembourg. The term “Fortis” when used in this Amendment and in the Original 13D refers to the Fortis Group of companies, and individual companies within that group, including, where the context requires, FB Transportation, Fortis Bank and Fortis Capital Corp.

This Amendment is being filed to amend Items 2, 3, 4, 6 and 7 of the Original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Original 13D is hereby amended by replacing in their entirety Schedules I-A, I-B and I-C to the Original 13D with Schedules I-A, I-B and I-C attached to this Amendment.

The name, business address, present principal occupation or employment and citizenship of each member of the executive committee of Fortis Bank are set forth in Schedule I-A to this Amendment and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the board of managers and each executive officer of FB Transportation are set forth in Schedule I-B to this Amendment and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of CRX are set forth in Schedule I-C to this Amendment and are incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I-A, I-B or I-C to this Amendment, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The description of the “Transactions” set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

CRX estimates that the total amount of funds necessary to consummate the Transactions (as defined in Item 4) will range between approximately $245.0 million and $260.0 million. Of this amount, approximately $6.8 million to $8.8 million cash will be funded by equity contributions to CRX by FB Transportation and certain current members of the senior management team of the Issuer (defined in Item 4 below as the “Management Investors”). CRX has received equity commitment letters from FB Transportation and each such individual, under which FB Transportation and these individuals have agreed severally to make aggregate capital contributions of up to $8.8 million to CRX for common shares. It is also contemplated that at the closing of the Transactions, certain Fortis employees (including Milton J. Anderson, a director and officer of CRX and FB Transportation, and Menno van Lacum, an officer and director of CRX and an officer of FB Transportation) will purchase common shares of CRX for an aggregate amount of up to $3.0 million, subject to the satisfaction of certain conditions. In addition, within 60 days after the closing of the Transactions, third party investors may invest up to $4.0 million to purchase additional common shares of CRX at the same purchase price per share that FB Transportation, the Management Investors and any such Fortis employees paid at closing for their common shares.

_________________
1 Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The remainder of the sums required to complete the Transactions will be funded by FB Transportation, which simultaneously with the closing of the Transactions, will purchase from CRX the marine container assets and the 50% membership interest in CF Leasing sold by the Issuer to CRX, as described in Item 4 below. FB Transportation will then transfer to CF Leasing as a capital contribution the marine container assets it acquires from CRX. From these cash equity contributions and purchase price sums, CRX will repay certain outstanding indebtedness of the Issuer and its subsidiaries and will pay certain transaction costs. The source of the cash equity contributions and purchase price to be paid by FB Transportation to CRX will be advances to FB Transportation from affiliates of Fortis Bank. From and after the closing of the Transactions, it is anticipated that CRX will engage in the business of managing the marine container assets acquired by FB Transportation and CF Leasing from the Issuer and its subsidiaries, as well as marine container assets owned by other persons and entities.

The amounts described above should be considered approximations only. Because the actual amounts of indebtedness outstanding and actual asset values will not be known until on or about the time of the closing of the Transactions, these amounts are estimated and are subject to change.

ITEM 4. PURPOSE OF TRANSACTIONS.

On February 28, 2007, the Issuer entered into an Asset Purchase Agreement (the “Assets Agreement”) with FB Transportation and CRX. The Assets Agreement provides that, upon the terms and subject to the conditions set forth in such agreement, CRX will acquire all of the assets of the Issuer and assume all of its liabilities (the “Assets Sale”). The purchase price for the assets is approximately $133.7 million. This price was negotiated to enable the Issuer to make a distribution in liquidation to its shareholders of $16.00 per share, without interest and subject to any required withholding of taxes. The closing sales price per share of the Common Shares of the Issuer on The Nasdaq Global Market on February 28, 2007, prior to the public announcement of the Assets Agreement, was $14.96.

The summary of the Assets Agreement contained in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Assets Agreement, which is referenced herein as Exhibit 7.02 and incorporated by reference in its entirety into this Item 4.

FB Transportation has agreed with CRX that at the same time as the Assets Sale, it will purchase from CRX substantially all of the marine container assets to be acquired by CRX from the Issuer and its subsidiaries. In connection with these purchases, FB Transportation will also purchase from CRX the common shares in CF Leasing Ltd., a Bermuda exempted company (“CF Leasing”) that CRX will acquire from the Issuer as part of the Assets Sale. CF Leasing is a joint venture that is currently 50%-owned by a subsidiary of the Issuer and 50%-owned by FB Transportation. Two representatives of FB Transportation - Milton J. Anderson (chief executive officer and a member of the board of managers of FB Transportation) and Merijn Zondag (a member of the board of managers of FB Transportation) - are members of the board of directors of CF Leasing. CF Leasing owns and invests in marine container assets that are currently managed by the Issuer and its subsidiaries. The proceeds from these purchases by FB Transportation will be applied by CRX to pay the purchase price for the Assets Sale and to assume, repay or refinance indebtedness of the Issuer and its subsidiaries outstanding as of the closing date of the Assets Sale.

The Assets Sale and its related transactions (including the subsequent liquidation and dissolution of the Issuer), the purchase of the owned marine container assets and joint venture interest by FB Transportation from CRX, and the assumption, repayment and refinancing of indebtedness of the Issuer and its subsidiaries, are referred to herein collectively as the “Transactions.”

Following the completion of the Transactions, CF Leasing would own substantially all of the marine container assets formerly owned by the Issuer and its subsidiaries. CRX would manage the leasing activities concerning the marine container assets owned by CF Leasing, in addition to other marine container assets owned by third parties.

The closing of the Assets Sale and related matters will be subject to (i) the consent of certain third parties and (ii) the approval by the Issuer’s shareholders of the Assets Sale and related matters (including shareholder approval of a plan of liquidation and dissolution) at a shareholder meeting or shareholder meetings to be called and convened by the Issuer.

If the Assets Sale and related matters are consummated, it is expected that the Issuer’s Common Shares will be delisted from The Nasdaq Global Market and will cease to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). CRX will be privately owned by certain members of the senior management team of the Issuer and FB Transportation, and certain Fortis employees and third-party investors may also own CRX common shares. It is currently anticipated that following the completion of the Transactions, FB Transportation will own, of record and beneficially, less than 40% of the total outstanding common shares of CRX.

In connection with the execution of the Assets Agreement, on February 28, 2007, CRX entered into a Support Agreement (the “Support Agreement”) with certain director and management shareholders of the Issuer and their affiliates (the “Support Shareholders”). The Support Shareholders are (i) S. Nicholas Walker (a director of the Issuer), (ii) The Lion Fund Limited, York Lion Fund, L.P. and YorkProp Limited (affiliates of Mr. Walker), (iii) Dennis J. Tietz (the chief executive officer of the Issuer) and (iv) Peter J. Younger (the president of the Issuer). The Support Agreement obligates the Support Shareholders to: (i) vote all Common Shares owned by them in favor of the Assets Agreement and the transactions contemplated by the Assets Agreement, (ii) vote against any merger, business combination, or similar transaction (other than the Assets Sale and the other transactions contemplated by the Assets Agreement), and (iii) not transfer his or its Common Shares pending completion of the shareholder meetings to be called to approve the Assets Sale and the related transactions, or until the earlier termination of the Assets Agreement. The Support Shareholders also agreed to grant irrevocable proxies to CRX to vote the Common Shares owned by them, and they agreed that they would not transfer their Common Shares to third parties or enter into any voting agreement, voting trust or similar arrangement, or grant any other proxies with respect to their shares, except as permitted under the Support Agreement. The Support Shareholders own, in the aggregate, approximately 19% of the outstanding Common Shares of the Issuer.

The Issuer’s board of directors also determined that the transactions contemplated by the Assets Agreement, including the Assets Sale, represented a “permitted offer” under the Issuer’s shareholders’ rights agreement, dated as of October 28, 1999. As a result, any requirement to issue any rights as provided under the rights agreement would not be triggered by the filing of a Schedule 13D due to the execution of the Support Agreement.

It is expected that following the closing of the Assets Sale, (i) Peter J. Younger, the current president of the Issuer, will become the chief executive officer of CRX, (ii) Frank P. Vaughan, the chief financial officer of the Issuer, will become the chief financial officer of CRX and (iii) John C. Kirby, the current senior vice president-operations of the Issuer, will serve CRX in a similar capacity. In addition, Dennis J. Tietz, currently the chairman and chief executive officer of the Issuer, is expected to become vice-chairman of the board of directors of CRX.

Messrs. Tietz, Younger, Vaughan and Kirby (the “Management Shareholders”) entered into equity commitment letter agreements with CRX dated February 28, 2007 (as amended), to purchase, immediately prior to the closing of the Assets Sale, for an aggregate amount of $2.0 million cash, 2,000,000 common shares of CRX at a price of $1.00 per share. The Management Shareholders may, in their discretion, and at the same per share price, purchase up to an additional $2.0 million of additional common shares of CRX. FB Transportation also entered into an equity commitment letter agreement with CRX dated February 28, 2007 (as amended on May 22, 2007), to purchase, immediately prior to the closing of the Asets Sale, for an aggregate amount of $4.8 million cash, 4,800,000 common shares of CRX at a price of $1.00 per share.

It is also contemplated that at closing, certain Fortis employees (including Milton J. Anderson, an officer and director of CRX and FB Transportation, and Menno van Lacum, an officer and director of CRX and an officer of FB Transportation) will purchase common shares of CRX for an aggregate amount of up to $3.0 million, subject to the satisfaction of certain conditions. In addition, within 60 days after the closing of the Assets Sale, third party investors may invest up to $4.0 million to purchase additional common shares of CRX at the same purchase price per share that FB Transportation, the Management Investors and any such Fortis employees paid at closing for their common shares.

After all of the transactions described in the preceding paragraphs are completed, it is anticipated that the ownership distribution of equity in CRX shall be as follows: (i) FB Transportation will own between 30% and 40% of the outstanding common shares, (ii) the Management Shareholders will own between 20% and 30% of the outstanding common shares, (iii) Fortis employees will own between 15% and 25% of the outstanding common shares and (iv) third-party investors will own between 15% and 25% of the outstanding common shares. These percentages reflect a proposed grant of restricted common shares to be granted to Mr. Younger at or shortly after the completion of the Transactions. It is currently expected that immediately following the completion of the Transactions, the entire board of directors of CRX would (for at least a two-year period) consist of five members: Messrs. Younger and Tietz, two directors to be designated by FB Transportation and one director to be designated by the unanimous consent of Messrs. Younger and Tietz and FB Transportation.

Messrs. Tietz and Younger have also agreed to enter into employment agreements with CRX to be effective at the closing of the Assets Sale. Mr. Younger’s employment agreement will provide that he be granted an award of restricted common shares of CRX, to vest over time (or to vest sooner upon a “change in control” of CRX, CRX’s termination of Mr. Younger without cause or Mr. Younger’s resignation for “good reason”). Messrs. Vaughan’s and Kirby’s current employment agreements with a subsidiary of the Issuer are expected to remain in effect and will not be affected by the Assets Sale and the related transactions contemplated under the Assets Agreement.

The Assets Agreement requires the Issuer, subject to certain exceptions: (i) to conduct its business in the ordinary course and consistent with past practice during the period between execution of the Assets Agreement and closing of the Assets Sale, and (ii) not to engage in certain transactions outside of the ordinary course of its business during such period. The Assets Agreement prohibits the Issuer from making dividend distributions to its shareholders prior to closing of the Assets Sale or the earlier termination of the Assets Agreement, except for: (i) a $0.08 per share dividend declared by the Issuer’s board of directors for the first calendar quarter of 2007, and (ii) if the closing of the Assets Sale has not occurred by August 15, 2007, at the discretion of the Issuer’s board of directors, a dividend for the third calendar quarter of 2007 that will be consistent with the dividend declared by the Issuer’s board on November 9, 2006.

The obligations of CRX and FB Transportation under the Assets Agreement are guaranteed by Fortis Bank’s Cayman Islands Branch.

The Reporting Persons do not plan to acquire additional Common Shares of the Issuer or dispose of any Common Shares, although they do reserve the right to do so. The Assets Agreement and the transactions contemplated thereby could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer's securities from the Nasdaq Global Market and the causing of a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The description of the Transactions and related matters set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to reflect the filing of Amendment No. 1 to FB Transportation Capital LLC Equity Commitment Letter dated May 22, 2007, as Exhibit 7.09 thereto.

EXHIBIT	DESCRIPTION
7.01	Joint Filing Agreement, dated as of March 12, 2007 by and among Fortis Bank S.A./N.V., FB Transportation Capital LLC and CRX Acquisition Ltd.*
7.02

Asset Purchase Agreement dated February 28, 2007 by and among The Cronos Group, FB Transportation Capital LLC and CRX Acquisition Ltd. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by The Cronos Group with the Securities and Exchange Commission on March 2, 2007).

7.03	FB Transportation Capital LLC Equity Commitment Letter dated February 28, 2007.*
7.04

Guarantee of Fortis Bank S.A./N.V. dated February 28, 2007 (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by The Cronos Group with the Securities and Exchange Commission on March 2, 2007).

7.05

Support Agreement dated February 28, 2007 by and among CRX Acquisition Ltd., S. Nicholas Walker, The Lion Fund Limited, York Lion Fund, L.P., YorkProp Limited, Dennis J. Tietz and Peter J. Younger (incorporated by reference to Exhibit 99.1 to Amendment No. 5 to Schedule 13D filed with the SEC on March 5, 2007 by S. Nicholas Walker, The Lion Fund Limited, York Lion Fund, L.P., York GP, Ltd., York Asset Management Limited and YorkProp Limited).

7.06	Power of Attorney, dated March 12, 2007, relating to Fortis Bank S.A./N.V. *
7.07	Power of Attorney, dated March 12, 2007, relating to FB Transportation Capital LLC. *
7.08	Power of Attorney, dated March 12, 2007, relating to CRX Acquisition Ltd.*
7.09	Amendment No. 1 to FB Transportation Capital LLC Equity Commitment Letter dated May 22, 2007.**

*	Previously Filed with Original Schedule 13D
**	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2007

FORTIS BANK S.A./N.V.

By:	/s/ Adam DiMartino
Name: Adam DiMartino
Title: Attorney-in-fact

FB TRANSPORTATION CAPITAL LLC

By:	/s/ Adam DiMartino
Name: Adam DiMartino
Title: Attorney-in-fact

CRX ACQUISITION LTD.

By:	/s/ Adam DiMartino
Name: Adam DiMartino
Title: Attorney-in-fact

SCHEDULE I-A

FORTIS BANK S.A./N.V.

The name of each member of the executive committee of Fortis Bank S.A./N.V. is set forth below.

The business address of each executive committee member listed below is c/o Montagne du Parc 3, 1000 Brussels, Belgium.

Each person listed below is a citizen of Belgium except for Messrs. van Harten and Kloosterman, both of whom are citizens of The Netherlands. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Jean-Paul Votron	Chairman of the Board and Chief Executive Officer
Herman Verwilst	Deputy Chief Executive Officer and Chief Operating Officer
Gilbert Mittler	Chief Financial Officer
Jos Clijsters	General Manager - Retail Banking (Belgium) and Country Manager in Belgium
Filip Dierckx	Chief Executive Officer - Merchant & Private Banking
Peer van Harten	Chief Executive Officer - Insurance
Jozef De Mey	Chief Investments Officer
Karel De Boeck	Chief Risk Officer
Lex Kloosterman	Chief Strategy Officer

SCHEDULE I-B

FB TRANSPORTATION CAPITAL LLC

FB Transportation Capital LLC is a single-member Delaware limited liability company that has no directors. FB Transportation Capital LLC is managed by a Board of Managers in accordance with the Delaware Limited Liability Company Act, as amended. The name, position, present principal occupation and citizenship of each member of the board of managers and each officer of FB Transportation Capital LLC are set forth below.

The business address for all of the members of the board of managers and officers listed below is c/o 520 Madison Avenue, 2nd Floor, New York, New York 10022.

Name	Position with FB Transportation Capital LLC	Present Principal Occupation	Citizenship
Waldo Abbot	Member of Board of Managers	U.S. Country Manager - Fortis Bank	U.S.
Jean-Pierre Paulet	Member of Board of Managers	Deputy U.S. Country Manager - Fortis Bank	Belgium
Milton J. Anderson	Chief Executive Officer and Member of Board of Managers	Managing Director - Principal Finance Group of Fortis Capital Corp.	U.S.
Frans van Lanschot	Member of Board of Managers	Member of the Executive Board - Fortis Bank (Nederland) N.V.	The Netherlands
Merijn Zondag	Member of Board of Managers	Managing Director - Principal Finance of Fortis Bank N.V.	The Netherlands
Roy C. Andersen	Executive Vice President, Secretary and General Counsel	General Counsel - Regulatory Affairs - Fortis Bank	U.S.
John C. Rieger	Chief Financial Officer and Treasurer	Chief Financial Officer for North America - Fortis Bank	U.S.
Menno Albert van Lacum	Vice President	Director - Principal Finance Group of Fortis Capital Corp.	The Netherlands

SCHEDULE I-C

The name, business address, present principal occupation and citizenship of each director and executive officer of CRX Acquisition Ltd., and his or her respective position with CRX Acquisition Ltd. are set forth below.

Name	Business Address	Present Principal Occupation	Citizenship	Position with CRX Acquisition Ltd.
Milton J. Anderson	Fortis Capital Corp. 11001 West 120th Avenue, Suite 400 Broomfield, Colorado 80021	Managing Director - Principal Finance Group of Fortis Capital Corp.	U.S.	Director and President
Menno Albert van Lacum	Fortis Capital Corp. Two Embarcadero Center, Suite 1330 San Francisco, California 94111	Director - Principal Finance Group of Fortis Capital Corp.	The Netherlands	Director and Vice President